AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2024
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZAR 3 billion 'Light Up and Power Africa' Zero Coupon Notes	Borrowing	5-Jan-24	20-Mar-24	19-Jan-44	ZAR 3,000.00	BNP Paribas
INR 250 million 'Industrialize Africa' Fixed Rate Notes	Borrowing	11-Jan-24	19-Jan-24	19-Jan-27	INR 250.00	Daiwa Capital Markets
ZAR 5000 million Zero Coupon Notes	Borrowing	16-Jan-24	8-Feb-24	5-Apr-46	ZAR 5000.00	JP Morgan
USD 2 billion Fixed Rate Social Bond	Borrowing	18-Jan-24	25-Jan-24	25-Feb-27	USD 2,000.00	JP Morgan/CA-CIB/Nomura Inter. Plc/Merrill Lynch International/BNP Paribas
USD 25 million 'Improve Quality of Life for People in Africa' Fixed Rate Callable Notes	Borrowing	30-Jan-24	8-Feb-24	8-Feb-29	USD 25.00	Wells Fargo Bank, N. A
INR 240 million Zero Coupon Notes	Borrowing	30-Jan-24	26-Feb-24	26-Feb-32	INR 240.00	Nomura Inter. Plc
MXN 60 million Zero Coupon Notes	Borrowing	30-Jan-24	26-Feb-24	26-Feb-32	MXN 60.00	Nomura Inter. Plc
MXN 65 million Zero Coupon Notes	Borrowing	30-Jan-24	21-Feb-24	21-Feb-34	MXN 65.00	Nomura Inter. Plc
INR 260 million Zero Coupon Notes	Borrowing	30-Jan-24	21-Feb-24	21-Feb-34	INR 260.00	Nomura Inter. Plc
USD 9 million Zero Coupon Notes	Borrowing	31-Jan-24	7-Feb-24	7-Feb-25	USD 9.00	Standard Chartered Bank
ZAR 50 million 'Improve Quality of Life for People in Africa' Zero Coupon Notes _Tap 2	Borrowing	14-Feb-24	26-Feb-24	21-Jan-27	ZAR 50.00	Daiwa Capital Markets
BRL 10 million Fixed Rate Notes	Borrowing	15-Feb-24	14-Mar-24	14-Mar-34	BRL 10.00	Nomura Inter. Plc
JPY 150 million FX-Linked Dual Currency Fixed Rate Notes	Borrowing	15-Feb-24	5-Mar-24	6-Mar-54	JPY 150.00	Mizuho Inter. Plc
VND 240 billion Fixed Rate Notes	Borrowing	16-Feb-24	26-Feb-24	26-Feb-25	VND 240,000.00	Deutsche Bank
AUD 50 million 'Improve Quality of Life for People in Africa' Fixed Rate Kangaroo Bond _Tap 3	Borrowing	27-Feb-24	5-Mar-24	9-Aug-33	AUD 50.00	Toronto Dominion
JPY 300 million FX-Linked Notes	Borrowing	27-Feb-24	12-Mar-24	13-Mar-54	JPY 300.00	Mizuho Inter. Plc
EUR 50 million 'Feed Africa' Fixed Rate Callable Notes	Borrowing	28-Feb-24	12-Mar-24	1-Feb-31	EUR 50.00	JP Morgan
JPY 200 million FX-Linked Notes	Borrowing	6-Mar-24	27-Mar-24	28-Mar-44	JPY 200.00	JP Morgan
HKD 300 million Fixed Rate Notes	Borrowing	6-Mar-24	14-Mar-24	14-Mar-25	HKD 300.00	HSBC
AUD 55 million Fixed Rate Social Kangaroo Bond _Tap 1	Borrowing	6-Mar-24	13-Mar-24	26-Oct-32	AUD 55.00	Daiwa Capital Markets
AUD 50 million 'Light up and Power Africa' Kangaroo Notes _Tap 1	Borrowing	11-Mar-24	18-Mar-24	8-Mar-33	AUD 50.00	Daiwa Capital Markets
JPY 150 million 'Integrate Africa' Callable PRDC Notes	Borrowing	11-Mar-24	27-Mar-24	28-Mar-44	JPY 150.00	Daiwa Capital Markets
JPY 1 billion FX-Linked Dual Currency Notes	Borrowing	11-Mar-24	27-Mar-24	26-Mar-54	JPY 1,000.00	JP Morgan
USD 50 million Fixed Rate Notes	Borrowing	14-Mar-24	21-Mar-24	21-Mar-28	USD 50.00	Credit Agricole Corporate & Investment Bank
HKD 200 million Fixed Rate Notes	Borrowing	15-Mar-24	26-Mar-24	26-Mar-25	HKD 200.00	Merrill Lynch International
CNY 450 million Fixed Rate Notes	Borrowing	18-Mar-24	25-Mar-24	25-Mar-25	CNY 450.00	Citigroup Global Market
HKD 300 million Fixed Rate Notes	Borrowing	19-Mar-24	26-Mar-24	26-Mar-25	HKD 300.00	Morgan Stanley
INR 115 million Zero Coupon Notes	Borrowing	19-Mar-24	26-Apr-24	27-Apr-28	INR 115.00	Credit Agricole Corporate & Investment Bank
USD 50 million Callable Notes	Borrowing	20-Mar-24	27-Mar-24	27-Mar-29	USD 50.00	BNP Paribas
HKD 80 million Fixed Rate Notes	Borrowing	22-Mar-24	2-Apr-24	2-Apr-31	HKD 80.00	Merrill Lynch International

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 795 million Fixed Rate Kangaroo Notes	30-Aug-13	21-Mar-22	6-Mar-24	AUD 795.00
BRL 4 million 10-year Deep Discount Notes	27-Feb-14	25-Mar-14	26-Mar-24	BRL 4.00
EUR 1.150 billion Fixed Rate Global Notes	17-Jan-17	27-Feb-17	24-Jan-24	EUR 1,150.00
BRL 5 million Fixed Rate Notes	8-Feb-19	20-Mar-19	22-Mar-24	BRL 5.00
AUD 10.562 million Fixed Rate Notes	21-Feb-19	28-Feb-19	28-Feb-24	AUD 10.56
USD 5.859 million Fixed Rate Notes	21-Feb-19	28-Feb-19	28-Feb-24	USD 5.86
NZD 2 million Fixed Rate Notes	25-Feb-19	27-Mar-19	28-Mar-24	NZD 2.00
TRY 10 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	20-Nov-19	14-Jan-20	12-Jan-24	TRY 10.00
IDR 19.5 billion 'Improve the Quality of life for the People of Africa' Fixed Rate Notes	19-Dec-19	30-Jan-20	31-Jan-24	IDR 19,500.00
IDR 19 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	22-Jan-20	27-Jan-20	28-Feb-24	IDR 19,000.00
CNY 490 million Fixed Rate Notes	19-Jan-21	25-Apr-22	25-Jan-24	CNY 490.00
USD 50 million Fixed Rate Notes	22-Mar-21	26-Mar-21	26-Mar-24	USD 50.00
BRL 50 million 'Integrate Africa' Zero Coupon Notes	16-Feb-22	25-Feb-22	5-Mar-24	BRL 50.00
USD 100 million Step-Up Callable Notes	18-Jul-22	10-Aug-22	15-Feb-24	USD 100.00
EUR 50 million 'Feed Africa' Fixed Rate Callable Notes	13-Oct-22	27-Oct-22	27-Mar-24	EUR 50.00
EUR 5 million 'Light up and power Africa' Fixed Rate Callable Notes	14-Oct-22	26-Oct-22	1-Feb-24	EUR 5.00
VND 350 billion Fixed Rate Notes	16-Feb-23	23-Feb-23	23-Feb-24	VND 350,000.00
HKD 200 million 'Light up and power Africa' Fixed Rate Notes	17-Feb-23	6-Mar-23	6-Mar-24	HKD 200.00
HKD 200 million Fixed Rate Notes	1-Mar-23	15-Mar-23	15-Mar-24	HKD 200.00
UGX 15 billion Fixed Rate Notes	9-Mar-23	17-Mar-23	17-Mar-24	UGX 15,000.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 300 million Capped Callable Fixed Rate/ Index Linked Notes	25-Mar-14	23-Apr-14	1-Feb-44	JPY 300.00	1-Feb-24	Mizuho Inter. Plc
JPY 200 million Powered Reverse Dual Currency Notes	31-Mar-14	23-Apr-14	1-Feb-44	JPY 200.00	1-Feb-24	Mizuho Inter. Plc
JPY 800 million 'Integrate Africa' Callable Capped FX-Linked Interest Dual Currency Redemption Notes	19-Mar-19	28-Mar-19	29-Mar-49	JPY 800.00	1-Feb-24	Daiwa Capital Markets

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2024.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer